SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Resolutions for Convocation of General Meeting of Shareholders

	1. Category	General Meeting of Shareholders

	2. Date and Time	2022-03-31	9:00

	3. Venue	KT R&D Center(Lecture Hall, 2F) 151 Taebong-ro, Seocho-gu, Seoul, Korea

	4. Agenda and Key Issues	Agenda Item No. 1 : Approval of Financial Statements for the 40th Fiscal Year

Agenda Item No 2 : Amendment of Articles of Incorporation

2-1) Amendment to add items in Business Purposes

2-2) Change in notification method

2-3) Diversification of shareholders return method

2-4) Clarification of Regulations

Agenda Item No. 3 : Election of Directors

(Total 5 Elections : 2 Inside Directors , 3 Outside Directors)

3-1) Inside Director Candidate - Mr. Jong-Ook Park

3-2) Inside Director Candidate - Mr. Kyoung-Lim Yun

3-3) Outside Director Candidate - Mr. Hee-Yol Yu

3-4) Outside Director Candidate - Mr. Yong-Hun Kim

3-5) Outside Director Candidate - Mr. Benjamin Hong

Agenda Item No. 4 : Election of Member of the Audit Committee

Member of Audit Committee Candidate : Mr. Yong-Hun Kim

Agenda Item No. 5 : Approval of Ceiling Amount on Remuneration of Directors

Agenda Item No. 6 : Amendment to Severance Pay Regulations for Executives

	5. Date of board resolution (decision date)	2022-02-21

- Attendance of outside directors	Present (No.)	7
	Absent (No.)	1

	- Attendance of auditors (members of Audit Committee who are not outside auditors)	-

6. Additional Details Relevant to Investment Consideration

- The audit committee is all composed of outside directors.

Details of appointment of inside directors

Name	Date of Birth (Year and month)	Service Term	Newly appointed or Reappointed	Professional Background (including current position)
Jong-Ook Park	Jan-1962	1	Reappointed

- 2022~ Chief Safety and Health Officer/ Head of Corporate Planning Group, KT Corp.

- 2020~2021 Head of Corporate Planning Group, KT Corp.

- 2015~2019 Head of Strategy Planning Office, KT Corp.

- 2014 Head of IT Strategy Unit, KT Corp.

Kyoung-Lim Yun	Jun-1963	1	Newly appointed

- SEP 2021~ Head of Group Transformation Group, KT Corp

- 2019~2021 Head of TaaS Strategy Division /

Head of Open Innovation Strategy Division, Hyundai Motor Group

- 2014~2019 Head of Global Business office /

Head of Future Convergence Business Group, KT Corp.

- 2013~2014 Head of Management Support Office, CJ Hello Vision

Details of appointment of outside director

Name	Date of Birth (Year and month)	Service Term	Newly appointed or Reappointed	Professional Background (including current position)	Name of other corporation serving as a director, etc. (position)
Hee-Yol Yu	Jan-1947	3	Reappointed	- 2020~ Non-executive director, Korea Trade Insurance Corporation - 2019~ Outside director, KT Corp. - 2012~ Board Chairperson, Korea Carbon Capture & Sequestration R&D Center	(Present) Non-executive director, Korea Trade Insurance Corporation

- 2012~2017 Chairman, Korea Edge Technology & Management Development Center

- 2005~2006 Committee Member, Technology Transfer and Business Policy Council in the Ministry of Commerce, Industry and Energy

- 2004~2006 President, Korea Institute of S & T Evaluation and Planning

				- 2001~2002 Vice Minister of the Ministry of Science & Technology

				- 2020~ Outside director and Audit committee member, Hanjin Heavy Industry
Mr. Yong-Hun Kim	Mar-1955	3	Newly appointed	- 2019~ Chair professor of Law at Sejong university - 2018~ Lawyer of DR & AJU Law Group - 2013~2017 Secretary General, Constitutional Court of Korea	(Present) Outside director and Audit committee member, Hanjin Heavy Industry

Hong Benjamin	Feb-1958	3	Newly appointed

- 2021~ Board Chairperson, LINA Life insurance of Korea

- 2010~2020 Representative Director, LINA Life insurance of Korea

- 2008~2010 Representative Director, Korea office of Sun Life Financial

- 2003~2008 Vice president of MetLife insurance

					(Present) Board Chairperson and Inside Director, LINA Life insurance of Korea

Details of appointment of audit committee member

Name	Date of Birth (Year and month)	Service Term	Newly appointed or Reappointed	Outside director or not	Professional Background (including current position)
Mr. Yong-Hun Kim	Mar-1955	3	Newly appointed	Outside Director and Audit Committee Member

- 2020~ Outside director and Audit committee member, Hanjin Heavy Industry

- 2019~ Chair professor of Law at Sejong university

- 2018~ Lawyer of DR&AJU Law Group

- 2013~2017 Secretary General, Constitutional Court of Korea

Details of business purpose change

Category	Contents		Purpose

1. Business Purpose Added	34. Personal information management business and ancillary work		Added business purposes to expand business field into “Mydata” business

2. Business Purpose Deleted	-		-

3. Business Purpose Changed	Before Amendment	After Amendment

9-1. Business facilities management and Business support services

26. Business related to Information Security & Certification Service

27. Activities of management consultancy

28. Warehousing and storage

29. General construction business

30. Specialized design business

31. Freight Transportation Business, Cargo Transportation Intermediation Business

32. Manufacturing and sales of medical device

33. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

26. Business facilities management and Business support services

27. Business related to Information Security & Certification Service

28. Activities of management consultancy

29. Warehousing and storage

30. General construction business

31. Specialized design business

32. Freight Transportation Business, Cargo Transportation Intermediation Business

33. Manufacturing and sales of medical device

35. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Change of business purpose order (each item)